EQUITABLE FINANCIAL LIFE INSURANCE COMPANY,

domiciled in New York

ENDORSEMENT APPLICABLE TO DOLLAR CAP AVERAGING

This Endorsement is part of your Contract, and its provisions apply in lieu of any Contract provisions to the contrary. In this Endorsement, “we”, “our”, and “us” mean Equitable Financial Life Insurance Company and “you” and “your” mean the Owner.

The Effective Date of this Endorsement is your Contract Date.

I.  DOLLAR CAP AVERAGING (“DCA”) PROGRAM OVERVIEW

The “DCA Program” is a program in which your Contributions are allocated into your selected Investment Options (either Structured Investment Options or the Guaranteed Interest Option) over a specified period.

You may elect to participate in the DCA Program at any time.

II.  DEFINITIONS OF THIS ENDORSEMENT

DCA PERIOD

“DCA Period” means the specific period during which Contributions are systematically transferred from the DCA Investment Option to selected Investment Options as part of the DCA Program. The DCA Period(s) currently available on the Contract Date is/are shown in your Data Pages.

DCA TRANSFER FREQUENCY

“DCA Transfer Frequency” means the intervals at which transfers are made from the DCA Investment Option to the selected Investment Options during the DCA Period. The DCA Transfer Frequency(ies) currently available on the Contract Date is/are shown in your Data Pages.

III.  TERMS AND CONDITIONS OF THIS ENDORSEMENT

CONTRIBUTIONS AND ALLOCATIONS

Whether you have elected to invest in the DCA Program at Contract issue or as a subsequent Contribution, 100% of your Contribution must be allocated to the DCA Program. You may not elect to divide a Contribution between the DCA Program and other Investment Options.

Your DCA Program Contributions are allocated to a designated DCA Investment Option as specified in your Data Pages. The minimum amount that is required to participate in the DCA Program is shown in your Data Pages.

DCA PERIOD

Each DCA Program is for the DCA Period or such other DCA Period we may make available to you in the future. We will calculate the amount of each transfer from the DCA Investment Option to your selected Investment Options such that the DCA Investment Option will be depleted by the end of the requested DCA Period.

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SYSTEMATIC TRANSFERS

We transfer a portion of each amount allocated to the DCA Program to your selected Investment Options systematically, following the DCA Transfer Frequency. By the end of each DCA Program elected, all amounts will have been transferred out of the DCA Investment Option.

SEGMENT ALLOCATIONS

While you may elect to have the DCA Program systematically transfer amounts over time to the Guaranteed Interest Option, you may also elect to have the DCA Program systematically transfer amounts over time to the Segment Type Holding Account(s) for allocation to corresponding elected Segments. Your Contribution will be transferred from the DCA Program into your designated Segment Type Holding Account(s) on the DCA Transfer Frequency. If the elected Segment Type is suspended, all the funds that have swept into the Segment Type Holding Account will remain in the Segment Type Holding Account until the next Segment Start Date on which the Segment Type is not suspended. If one of the Segment Types is terminated or discontinued, the value in the terminated Segment Type Holding Account will be moved to the default Investment Option shown in your Data Pages and the DCA Program continues.

SUBSEQUENT CONTRIBUTIONS

You may elect to make subsequent Contributions to an existing DCA Program. However, subsequent Contributions to an existing DCA Program will not extend the expiration date of that DCA Program nor change the date on which transfers out of the DCA Investment Option will occur. In addition, if you make subsequent Contributions into an existing DCA Program with allocation instructions that differ from those on file, we will update the instructions on file, which will become the new instructions for the remainder of the DCA Program.

LIMITATIONS

You may have only one DCA Program in effect at a time. At the expiration of a DCA Program, you may start a new DCA Program with a new Contribution or transfer, as noted below. Also, the DCA Program is not available if a rate hold on the Segment Performance Cap Rate is elected or remains in effect, if applicable under your Contract.

TRANSFERS AND WITHDRAWALS

You may transfer all or some of your Annuity Account Value into the DCA Investment Option to begin a new DCA Program. The transfer request must be for the minimum amount shown in your Data Pages. Any forced withdrawal from the DCA Investment Option as a result of a Required Minimum Distribution, will not terminate the DCA Program.

A manual transfer or withdrawal of 100% of the amount out of the DCA Investment Option will terminate the DCA Program. A partial transfer or withdrawal is allowed and will not terminate the DCA Program; the balance in the DCA Investment Option will be used to calculate subsequent DCA transfers based on the remaining DCA Transfer Frequency, and the DCA Program continues. If you terminate the DCA Program, any amounts in the DCA Investment Option when the DCA Program terminates will be transferred into the Investment Options, either Segment Type Holding Accounts for Segments or the Guaranteed Interest Option, that you elected at the beginning of the DCA Program on the Transaction Date that the DCA Program terminates.

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IV.  TERMINATION OF THIS ENDORSEMENT

This Endorsement will automatically terminate if:

(i)	we discontinue the DCA Program, and you do not have an active DCA Program; or
(ii)	termination is required by an Endorsement to your Contract, or
(iii)	the Contract terminates.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

[	[

Mark Pearson, Chief Executive Officer]	José Ramón González, Chief Legal Officer and Secretary]

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